T 604.682.3701	Suite 400, 455 Granville Street
F 604.682.3600	Vancouver, BC V6C 1T1

www.levon.com

October 22, 2007	TSX-V Trading symbol: LVN

U.S. OTC symbol: LVNVF

Berlin & Frankfurt: LO9

UPCOMING LEVON DRILL PROGRAM TO TEST LOU ZONE EXTENSION AND NEWLY-IDENTIFIED PORPHYRY GOLD (AU) POTENTIAL

VANCOUVER – Levon Resources Ltd. (the “Company”) TSX: LVN.V, FSE: L09, is pleased to announce today that the Company has commenced design and permitting for a 5,000-meter diamond drill program on its Congress Gold property in the Bralorne gold camp of southern British Columbia. The new program will focus on:

1)

Testing the north extension of the Lou zone 500 meters toward the Ozone and Boo Coo zones, where recent trenching encountered Gold grades of up to 14.57 grams per metric tonne (0.425 ounces per ton) over a width of 6 meters.

2)	Testing new high-grade showings 500 meters west of the Boo Coo zone, where sampling returned grades up to 23,273 ppb Gold (0.679 ounces per ton) in a carbonate-altered, mineralized intrusive center.

Geologic mapping and follow-up studies have established stockwork porphyry controls on some of the high-grade showings which have not been previously recognized at the property. This latest information offers a significant new exploration target for the Congress property. Past gold mining and exploration on the Congress has focused on high-grade veins described as similar and analogous to veins of the Bralorne mine 16 kilometers to the southwest.

Levon President Ron Tremblay noted the newly recognized geological controls on gold at Congress have greatly expanded the Congress property’s potential. “The high-grade prospecting results were not expected in many of the rocks sampled,” said Mr. Tremblay. “We believe these showings add an important new dimension to the Congress with untested upside discovery potential. Our goal is to have the upcoming drill program expand the showings into blocks with significant resource and ore reserve potential.”

A more detailed overview of current sample results, along with maps and photos, is available at Levon’s website, www.levon.com.

Levon Resources Ltd. is focused on gold exploration in the Bralorne region of British Columbia and the Battle Mountain-Cortez gold trend of central Nevada.

ON BEHALF OF THE BOARD

“Ron Tremblay”

Ron Tremblay, President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.